QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Cerus Corporation
Computation of Ratios of Earnings to Fixed Charges
(in thousands)

	Years Ended December 31,
						Six Months Ended June 30, 2001
	1996	1997	1998	1999	2000
Loss before provision for income taxes	$(10,207)	$(14,664)	$(29,558)	$(22,628)	$(36,033)	$(23,040)
Add: Fixed charges	238	218	202	177	203	142

Earnings as defined	(9,969)	(14,446)	(29,356)	(22,451)	(35,830)	(22,898)
Fixed charges	238	218	202	177	203	142
Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)	(1)

(1)
The ratio of earnings to fixed charges is computed by dividing earnings (as defined) by fixed charges. Fixed charges consist of interest expense and that portion of rental payments under operating leases we believe to be representative of interest.

  Earnings for the period were insufficient to cover fixed charges by an amount equal to the loss before provison for income taxes for the period.

QuickLinks

Cerus Corporation Computation of Ratios of Earnings to Fixed Charges (in thousands)